Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Canada Revenue Agency Seeks Leave to Appeal Federal Court of Appeal Decision

Saskatoon, Saskatchewan, Canada, October 30, 2020    .    .    .    .    .    .    .    .    .     .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) received notice today that Canada Revenue Agency (CRA) has sought leave from the Supreme Court of Canada (Supreme Court) to appeal the June 26, 2020 decision of the Federal Court of Appeal, which found in favour of Cameco in its dispute of reassessments issued by CRA for the 2003, 2005 and 2006 tax years.

“After two clear and decisive rulings in our favour from the Tax Court of Canada and the Federal Court of Appeal that confirmed we complied with both the letter and intent of the law, it is incredibly disheartening and unfair for our employees, communities and many other stakeholders to be once again thrown into uncertainty as a result of CRA’s actions,” said Cameco president and CEO Tim Gitzel.

“Cameco’s position has prevailed at every stage of the legal process,” Gitzel said. “If CRA feels the laws aren’t accomplishing what they want, then the government should change the laws moving forward and not pursue the same arguments over and over again before a different court and expect a different outcome.

“However, if leave to appeal is granted, we remain confident in our position.” Gitzel said.

The Supreme Court will decide whether to hear the appeal or decline CRA’s request for leave. If the appeal proceeds, Cameco estimates that it could take until the second half of 2022 before a decision is rendered.

If leave to appeal is not granted, then the dispute over the three tax years in question is resolved in Cameco’s favour. Based on prior court decisions, Cameco is entitled to a refund of $5.5 million plus interest for instalments the company paid on previous reassessments issued by CRA for the 2003, 2005 and 2006 tax years, costs in the amount of $10.25 million for legal fees incurred, and an amount for disbursements of up to $17.9 million. Timing of any payments is uncertain.

“Cameco has consistently worked hard to be a good corporate citizen,” Gitzel said. “We have invested billions of dollars in Canada, contributed considerably to the well-being of our communities, and been recognized as one of Canada’s leading partners, employers and supporters of Indigenous people. Even as we have managed our way through the extraordinary challenges posed by the COVID-19 pandemic, we have not laid off any of our employees and have continued to provide support to our communities.

“At a time when Canadian businesses are facing unprecedented economic upheaval, challenging global markets and a world-wide pandemic, CRA’s actions cast a chill over all Canadian companies trying to compete on the world stage.”

The Federal Court of Appeal’s decision and CRA’s request for leave to appeal to the Supreme Court pertain only to the 2003, 2005 and 2006 tax years. Any decisions regarding this case would not be legally binding on the remaining tax years in dispute (2007 through 2013), although we believe the principles in the Federal Court of Appeal’s ruling should apply to all subsequent years (2007 through 2019).

The Government of Canada continues to hold $303 million in cash and $482 million in letters of credit that Cameco has been required to pay as instalments on the reassessments issued by CRA for all tax years in dispute (2003 through 2013), tying up a significant amount of the company’s financial capacity. With both lower court decisions in our favour, Cameco continues to pursue the return of these instalments to the company despite the leave to appeal being requested by CRA.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution Regarding Forward-Looking Information and Statements

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include our estimate regarding the time it would take to receive a decision of the Supreme Court if the Supreme Court agrees to hear the appeal; that we remain confident in our position; our expectation of receiving a refund of $5.5 million plus interest for instalments paid on previous reassessments, the costs awarded, and an amount for disbursements up to $17.9 million; our belief the Federal Court of Appeal’s ruling should apply in principle to other years; and our intention to continue to pursue the return of funds held by the Government of Canada as instalments on reassessments despite the CRA seeking leave to appeal. Material risks that could lead to different results include the risks that, if leave is granted, we are unsuccessful in appeal of the Federal Court of Appeal’s decision and this ultimately gives rise to material tax liabilities and payment obligations that would have a material adverse effect on us; the possibility that it will take longer to receive a decision if the Supreme Court agrees to hear an appeal; the risk that we will not receive the full amount, or any portion, of our expected refund of $5.5 million plus interest for instalments paid and prior courts’ costs awards; the possibility of a materially different outcome in disputes for other years; and the risk that we will be unable to recover funds held by the Government of Canada if CRA is granted leave to appeal. In presenting this forward-looking information, we have made assumptions which may prove incorrect about the time it would take to receive a decision if the Supreme Court agrees to hear an appeal; our ability to obtain refunds of past instalment payments and cost awards; the principles in the Federal Court of Appeal decision should apply to all subsequent tax years; and our ability to recover funds despite CRA seeking leave to appeal. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

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Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Jeff Hryhoriw

306-385-5221

jeff_hryhoriw@cameco.com